FEE WAIVER AGREEMENT

American Express Financial Corporation ("AEFC") agrees to waive fees and reimburse certain expenses and AXP Variable Portfolio - Partners Small Cap Value Fund (the "Fund"), a series of AXP Variable Portfolio - Partners Series, Inc., agrees to accept those waivers and reimbursements, as described below:

     1. Applicable Agreements. To the extent that the Fund's total expenses exceed the expense ratios set out in paragraph 2, AEFC agrees to waive fees and reimburse certain expenses under the following agreements:

          o Investment Management Services Agreement between the Fund and AEFC dated December 1, 2002.

          o Administrative Services Agreement between the Fund and AEFC dated May 9, 2001.

AEFC also agrees to pay certain non-advisory expenses of the Fund if necessary to meet the expense ratio limits set out in paragraph 2. AEFC will determine the allocation of fee waivers and expense reimbursements among the applicable agreements.

     2. Fee Caps. AEFC agrees to waive fees and reimburse certain expenses to the extent that total expenses exceed 1.30% of the Fund's average daily net assets.


     3. Termination. This agreement will terminate on August 31, 2005 unless extended by written agreement of the Fund and AEFC.


     This agreement is dated as of the 1st day of September, 2004.

     AXP Variable Portfolio - Partners Series, Inc.
         AXP Variable Portfolio - Partners Small Cap Value Fund


         By: /s/  Leslie L. Ogg
             ----------------------
                  Leslie L. Ogg
                  Vice President

     AMERICAN EXPRESS FINANCIAL CORPORATION



         By: /s/  Paula R. Meyer
             ----------------------
                  Paula R. Meyer
                  Senior Vice President and General Manager- Mutual Funds